Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

UNAUDITED RESULTS FOR THE FIRST QUARTER OF 2015

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities of The Stock Exchange of Hong Kong Limited.

Melco Crown Entertainment Limited (“Melco Crown Entertainment” or “the Company” or “we”) (SEHK: 6883) (NASDAQ: MPEL), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, today released its unaudited financial results for the first quarter of 2015, as part of its regular earnings disclosure practices for the Company’s American depository shares (“ADSs”), which are listed on the NASDAQ Global Select Market in the United States.

These unaudited results have been prepared in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”) which differ in certain respects from the International Financial Reporting Standards (“IFRS”).

Net revenue for the first quarter of 2015 was US$1,054.3 million, representing a decrease of approximately 22% from US$1,357.3 million for the comparable period in 2014. The decline in net revenue was primarily attributable to lower group-wide rolling chip revenues and mass market table games revenues.

Adjusted property EBITDA(1) was US$253.3 million for the first quarter of 2015, as compared to Adjusted property EBITDA of US$387.5 million in the first quarter of 2014. The 35% year-over-year decline in Adjusted property EBITDA was attributable to lower group-wide rolling chip volumes and rolling chip win rate, together with a lower contribution from the mass market table games segment.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the first quarter of 2015 was US$60.6 million, or US$0.11 per ADS, compared with net income attributable to Melco Crown Entertainment of US$239.5 million, or US$0.44 per ADS, in the first quarter of 2014. The net loss attributable to noncontrolling interests during the first quarter of 2015 of US$36.8 million related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “I am pleased to report a solid operating and financial performance for Melco Crown Entertainment in what continues to be a challenging period for Macau.

“While the demand environment in Macau remains challenging, we are firmly committed to maximizing customer experience and loyalty by leveraging our premium hotel rooms, food and beverage amenities and entertainment attractions. We are also firmly committed to maintaining a strict discipline on player reinvestment and operating costs, as demonstrated by our Macau Property EBITDA margins which remained flat sequentially despite declining revenues.

“With a market-leading array of premium non-gaming amenities, Melco Crown Entertainment once again received more Forbes-5 star awards than any other company in Macau. We believe this highlights City of Dreams and Altira’s unique appeal to the most discerning and sophisticated customers in Macau.

“We have always strived to offer visitors a multi-faceted experience and have consistently supported the Macau Government’s long term vision for Macau as a world-class leisure and tourism destination. Our support and commitment are highlighted by the diverse non-gaming amenities we offer, including our award winning The House of Dancing Water show which required an investment of over US$300 million to design and produce and has been viewed by over 3.2 million guests, Club Cubic, Macau’s only cabaret show, Taboo, and our SOHO food and beverage and entertainment precinct.

“Studio City, which remains on budget and on schedule, signifies our Company’s continued commitment to the diversification of Macau and it highlights our ability to bring unique, market-leading attractions to Macau. Studio City will provide a diverse and exciting mix of entertainment in Macau, including a Warner Bros. Batman-themed motion ride, a 40,000-square-foot family entertainment center, Asia’s highest Ferris wheel, a TV production studio, a 5,000-seat multi-purpose live entertainment center, a live magic show precinct and Pacha nightclub.

“Studio City is conveniently located on Cotai and is directly adjacent to the Lotus Bridge immigration point connecting Hengqin Island and a future station-point for the Macau Light Rapid Transit. We believe that Studio City with its Hollywood-inspired design and exciting attractions will attract new customers and visitors to Macau.

“We remain firm believers in Macau’s long term positioning as the leading leisure and tourism destination in the region. We believe that Macau’s unique geographical position, the Macau and Central Government’s forward-thinking and expansive infrastructure and development plan, and the diversification of the city’s leisure and tourism offering all together provide a sustainable long term growth model. We look forward to continuing our leadership role as a provider of unique and world-class entertainment attractions and non-gaming amenities in Macau and our support for the long term vision for Macau.

“City of Dreams Manila continues to build on its early success, with its mass market gaming operations and non-gaming attractions delivering robust growth since its opening in December 2014. We believe that this growth, together with the junket business that is anticipated to develop over the coming months, positions the property to realize its potential as the leading integrated resort in the Philippines.

“City of Dreams Manila represents an important milestone for Melco Crown Entertainment as we embark on our plans to become the leading gaming, leisure and entertainment company in Asia. We are proud to be the first integrated resort operator in Entertainment City to be awarded a regular license from the Philippines government. We believe the Philippines offers a unique opportunity to participate in the expected strong consumer-led growth in Asia and we look forward to contributing to the expansion of the Philippines as a leading, multi-faceted tourist destination in the region.”

Community Support and Investment

As an employer of choice with a strong and deep heritage in Macau, we have always maintained a steadfast commitment to the long term development of our employees and support of the local community. This is highlighted by the following initiatives we have recently instituted or expanded:

•	We recently announced the “Foundation Acceleration Program”, a new management development program for our local employees. It aims to enhance preparedness for management responsibilities through a structured program.

•	In 2009, we established Macau’s first “In-house Learning Academy”, offering over 200 courses each year to all our employees who are wanting to expand their education and widen their career path. These programs will now be offered to employees of local business and SMEs as a commitment to developing a longer term sustainable economic model in Macau.

•	Our “Back-to-School” program, which started in 2010 in partnership with the Department of Education, is Macau’s first and only in-house high school diploma program giving our employees a chance to complete high school education.

•	Our “Dare to Dream” series, which began in 2012, offered Macau youths a once-in-a-lifetime opportunity to study with international maestros including Franco Dragone, the creator of The House of Dancing Water show, legendary piano master Yundi Li, and Dame Zaha Hadid, the world-renowned architect.

City of Dreams First Quarter Results

For the quarter ended March 31, 2015, net revenue at City of Dreams was US$805.9 million compared to US$1,074.0 million in the first quarter of 2014. City of Dreams generated Adjusted EBITDA of US$235.8 million in the first quarter of 2015, representing a decrease of 31% compared to US$341.4 million in the comparable period of 2014. The decline in Adjusted EBITDA was primarily a result of lower rolling chip revenues and mass market table games revenues.

Rolling chip volume totaled US$13.5 billion for the first quarter of 2015 versus US$24.6 billion in the first quarter of 2014. The rolling chip win rate was 3.2% in the first quarter of 2015 versus 3.0% in the first quarter of 2014. The expected rolling chip win rate range is 2.7%–3.0%.

Mass market table games drop decreased to US$1,199.0 million compared with US$1,299.1 million in the first quarter of 2014. The mass market table games hold percentage was 35.9% in the first quarter of 2015 compared to 37.5% in the first quarter of 2014.

Gaming machine handle for the first quarter of 2015 was US$1,242.0 million, compared with US$1,489.7 million in the first quarter of 2014.

Total non-gaming revenue at City of Dreams in the first quarter of 2015 was US$66.7 million, compared with US$70.6 million in the first quarter of 2014.

Altira Macau First Quarter Results

For the quarter ended March 31, 2015, net revenue at Altira Macau was US$148.7 million compared to US$229.8 million in the first quarter of 2014. Altira Macau generated Adjusted EBITDA of US$6.8 million in the first quarter of 2015 compared with Adjusted EBITDA of US$34.8 million in the first quarter of 2014. The year-over-year decrease in Adjusted EBITDA was primarily a result of lower rolling chip revenues.

Rolling chip volume totaled US$7.4 billion in the first quarter of 2015 versus US$10.1 billion in the first quarter of 2014. The rolling chip win rate was 2.5% in the first quarter of 2015 versus 2.9% in the first quarter of 2014. The expected rolling chip win rate range is 2.7%–3.0%.

In the mass market table games segment, drop totaled US$159.3 million in the first quarter of 2015, a decrease from US$203.8 million generated in the comparable period in 2014. The mass market table games hold percentage was 17.2% in the first quarter of 2015 compared with 13.3% in the first quarter of 2014.

Gaming machine handle for the first quarter of 2015 was US$7.2 million.

Total non-gaming revenue at Altira Macau in the first quarter of 2015 was US$8.5 million compared with US$9.4 million in the first quarter of 2014.

Mocha Clubs First Quarter Results

Net revenue from Mocha Clubs totaled US$34.9 million in the first quarter of 2015 as compared to US$39.5 million in the first quarter of 2014. Mocha Clubs generated US$8.3 million of Adjusted EBITDA in the first quarter of 2015 compared with US$11.3 million in the same period in 2014.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,200 in the first quarter of 2015, compared to approximately 1,400 in the comparable period in 2014. The reduction in gaming machines reported by Mocha Clubs was primarily due to the closure of one club in mid-2014 and the transfer of the reporting of one club to Altira Macau in 2015, partially offset by the opening of a new Mocha club in mid-2014. The net win per gaming machine per day was US$316 in both quarters ended March 31, 2015 and 2014.

City of Dreams Manila First Quarter Results

City of Dreams Manila started operations on December 14, 2014 with its grand opening on February 2, 2015. For the first quarter of 2015, net revenue at City of Dreams Manila was US$52.7 million. City of Dreams Manila generated Adjusted EBITDA of US$2.9 million in the first quarter of 2015.

Rolling chip volume totaled US$185.5 million for the first quarter of 2015. The rolling chip win rate was negative 0.8% in the first quarter of 2015.

Mass market table games drop was US$101.8 million and the mass market table games hold percentage was 25.2% in the first quarter of 2015.

Gaming machine handle for the first quarter of 2015 was US$385.7 million.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2015 was US$20.2 million.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2015 were US$35.8 million, which mainly included interest income of US$1.8 million and interest expenses, net of capitalized interest, of US$27.0 million and other finance costs of US$12.4 million. We recorded US$36.2 million of capitalized interest during the first quarter of 2015, primarily relating to Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams. The year-on-year decrease of US$5.5 million in net non-operating expenses was primarily due to higher capitalized interest in the current quarter, partially offset by higher interest expenses resulted from the drawdown of the Studio City US$1.3 billion term loan facility.

Depreciation and amortization costs of US$110.7 million were recorded in the first quarter of 2015, of which US$14.3 million was related to the amortization of our gaming subconcession and US$16.1 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of March 31, 2015 totaled US$3.2 billion, including US$0.1 billion of bank deposits with original maturity over three months and US$1.6 billion of restricted cash, primarily related to Studio City. Total debt at the end of the first quarter of 2015 was US$3.8 billion.

Capital expenditures for the first quarter of 2015 were US$456.2 million, which predominantly related to Studio City and City of Dreams Manila, as well as various projects at City of Dreams, including the fifth hotel tower.

The shareholders and potential investors of Melco Crown Entertainment are advised not to place undue reliance on the unaudited earnings and financial information of the Company for the first quarter of 2015 and are reminded that such financial information presented herein have been prepared in accordance with U.S. GAAP which may differ in certain respects from IFRS and has not been audited. Consequently, the shareholders and potential investors of the Company are advised to exercise caution in dealing in the securities of the Company.

Conference Call Information

Melco Crown Entertainment will hold a conference call to discuss its first quarter 2015 financial results on Thursday, May 7, 2015 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll/International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076
Philippines Toll Free	1 800 165 10607

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll/International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 161 20166

Conference ID	27003361

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/ are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation, gain on disposal of assets held for sale and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale, corporate and others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs and property charges and others. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Crown Entertainment and adjusted net income attributable to Melco Crown Entertainment per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Crown Entertainment with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this announcement.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

By order of the Board
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, May 7, 2015

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2015	2014
	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,011,242	$1,320,139
Rooms	44,563	33,434
Food and beverage	29,507	21,344
Entertainment, retail and others	23,217	27,315

Gross revenues	1,108,529	1,402,232
Less: promotional allowances	(54,277)	(44,913)

Net revenues	1,054,252	1,357,319

OPERATING COSTS AND EXPENSES
Casino	(716,794)	(913,630)
Rooms	(5,255)	(3,126)
Food and beverage	(8,001)	(5,732)
Entertainment, retail and others	(15,122)	(14,294)
General and administrative	(93,430)	(66,465)
Payments to the Philippine Parties	(3,136)	—
Pre-opening costs	(41,278)	(8,531)
Development costs	(20)	(1,525)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(16,118)	(16,118)
Depreciation and amortization	(80,277)	(64,402)
Property charges and others	(301)	(1,692)
Gain on disposal of assets held for sale	—	22,072

Total operating costs and expenses	(994,041)	(1,087,752)

OPERATING INCOME	60,211	269,567

NON-OPERATING INCOME (EXPENSES)
Interest income	1,820	3,875
Interest expenses, net of capitalized interest	(27,039)	(31,868)
Other finance costs	(12,382)	(11,657)
Foreign exchange gain (loss), net	1,254	(2,228)
Other income, net	548	558

Total non-operating expenses, net	(35,799)	(41,320)

INCOME BEFORE INCOME TAX	24,412	228,247
INCOME TAX EXPENSE	(574)	(2,689)

NET INCOME	23,838	225,558
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	36,791	13,985

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$60,629	$239,543

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.038	$0.145

Diluted	$0.037	$0.144

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.113	$0.435

Diluted	$0.112	$0.431

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,616,031,719	1,651,289,415

Diluted	1,627,484,296	1,666,365,474

Melco Crown Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,498,907	$1,597,655
Bank deposits with original maturity over three months	123,469	110,616
Restricted cash	1,201,307	1,447,034
Accounts receivable, net	235,346	253,665
Amounts due from affiliated companies	927	1,079
Deferred tax assets	8	532
Income tax receivable	4	15
Inventories	22,293	23,111
Prepaid expenses and other current assets	65,292	69,254

Total current assets	3,147,553	3,502,961

PROPERTY AND EQUIPMENT, NET	5,071,043	4,696,391
GAMING SUBCONCESSION, NET	413,485	427,794
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	237,752	287,558
RESTRICTED CASH	360,785	369,549
DEFERRED TAX ASSETS	92	115
DEFERRED FINANCING COSTS, NET	163,875	174,872
LAND USE RIGHTS, NET	871,070	887,188

TOTAL ASSETS	$10,351,790	$10,432,563

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$15,737	$14,428
Accrued expenses and other current liabilities	977,050	1,005,720
Income tax payable	4,871	6,621
Capital lease obligations, due within one year	25,865	23,512
Current portion of long-term debt	301,659	262,750
Amounts due to affiliated companies	1,759	3,626

Total current liabilities	1,326,941	1,316,657

LONG-TERM DEBT	3,534,101	3,640,031
OTHER LONG-TERM LIABILITIES	112,288	93,441
DEFERRED TAX LIABILITIES	57,917	58,949
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	278,412	278,027
LAND USE RIGHTS PAYABLE	—	3,788

SHAREHOLDERS’ EQUITY
Ordinary shares	16,309	16,337
Treasury shares	(1,083)	(33,167)
Additional paid-in capital	3,064,343	3,092,943
Accumulated other comprehensive losses	(17,399)	(17,149)
Retained earnings	1,260,172	1,227,177

Total Melco Crown Entertainment Limited shareholders’ equity	4,322,342	4,286,141
Noncontrolling interests	719,789	755,529

Total equity	5,042,131	5,041,670

TOTAL LIABILITIES AND EQUITY	$10,351,790	$10,432,563

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Crown Entertainment Limited to

Adjusted Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Crown Entertainment Limited	$60,629	$239,543
Pre-opening Costs, Net	26,157	6,548
Development Costs, Net	20	1,525
Property Charges and Others, Net	301	1,692

Adjusted Net Income Attributable to Melco Crown Entertainment Limited	$87,107	$249,308

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.054	$0.151

Diluted	$0.054	$0.150

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.162	$0.453

Diluted	$0.161	$0.449

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,616,031,719	1,651,289,415

Diluted	1,627,484,296	1,666,365,474

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

		Three Months Ended March 31, 2015
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(59)	$5,128	$182,719	$(23,718)	$(50,363)	$(53,496)	$60,211

Payments to the Philippine Parties	—	—	—	—	3,136	—	3,136
Land Rent to Belle Corporation	—	—	—	—	894	—	894
Pre-opening Costs	—	—	361	12,334	26,201	2,382	41,278
Development Costs	—	—	—	—	—	20	20
Depreciation and Amortization	6,862	3,132	52,156	10,893	21,305	16,356	110,704
Share-based Compensation	30	21	262	29	1,703	2,766	4,811
Property Charges and Others	—	—	301	—	—	—	301

Adjusted EBITDA	6,833	8,281	235,799	(462)	2,876	(31,972)	221,355
Corporate and Others Expenses	—	—	—	—	—	31,972	31,972

Adjusted Property EBITDA	$6,833	$8,281	$235,799	$(462)	$2,876	$—	$253,327

		Three Months Ended March 31, 2014
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$26,915	$6,727	$283,415	$(12,039)	$(8,794)	$(26,657)	$269,567

Land Rent to Belle Corporation	—	—	—	—	880	—	880
Pre-opening Costs	—	614	117	855	6,065	—	7,651
Development Costs	—	—	—	—	—	1,525	1,525
Depreciation and Amortization	7,820	2,959	56,848	10,883	446	15,873	94,829
Share-based Compensation	32	46	228	—	1,792	2,567	4,665
Property Charges and Others	—	935	757	—	—	—	1,692
Gain on Disposal of Assets Held For Sale	—	—	—	—	—	(22,072)	(22,072)

Adjusted EBITDA	34,767	11,281	341,365	(301)	389	(28,764)	358,737
Corporate and Others Expenses	—	—	—	—	—	28,764	28,764

Adjusted Property EBITDA	$34,767	$11,281	$341,365	$(301)	$389	$—	$387,501

Melco Crown Entertainment Limited and Subsidiaries

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to

Net Income Attributable to Melco Crown Entertainment Limited

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Adjusted Property EBITDA	$253,327	$387,501
Corporate and Others Expenses	(31,972)	(28,764)

Adjusted EBITDA	221,355	358,737
Payments to the Philippine Parties	(3,136)	—
Land Rent to Belle Corporation	(894)	(880)
Pre-opening Costs	(41,278)	(7,651)
Development Costs	(20)	(1,525)
Depreciation and Amortization	(110,704)	(94,829)
Share-based Compensation	(4,811)	(4,665)
Property Charges and Others	(301)	(1,692)
Gain on Disposal of Assets Held For Sale	—	22,072
Interest and Other Non-Operating Expenses, Net	(35,799)	(41,320)
Income Tax Expense	(574)	(2,689)

Net Income	23,838	225,558
Net Loss Attributable to Noncontrolling Interests	36,791	13,985

Net Income Attributable to Melco Crown Entertainment Limited	$60,629	$239,543

Melco Crown Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended March 31,
	2015	2014
Room Statistics:
Altira Macau
Average daily rate(3)	$228	$236
Occupancy per available room	99%	99%
Revenue per available room(4)	$225	$233

City of Dreams
Average daily rate(3)	$206	$197
Occupancy per available room	99%	98%
Revenue per available room(4)	$203	$194

City of Dreams Manila
Average daily rate(3)	$227	N/A
Occupancy per available room	76%	N/A
Revenue per available room(4)	$173	N/A

Other Information:
Altira Macau
Average number of table games	121	142
Average number of gaming machines	59	N/A
Table games win per unit per day(5)	$19,470	$25,217
Gaming machines win per unit per day(6)	$81	N/A

City of Dreams
Average number of table games	506	484
Average number of gaming machines	1,265	1,183
Table games win per unit per day(5)	$19,021	$28,244
Gaming machines win per unit per day(6)	$380	$536

City of Dreams Manila
Average number of table games	231	N/A
Average number of gaming machines	1,745	N/A
Table games win per unit per day(5)	$1,241	N/A
Gaming machines win per unit per day(6)	$145	N/A

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points